Exhibit 99

FOR IMMEDIATE RELEASE
November 3, 2005

IDACORP Announces Third Quarter 2005 Results

BOISE - IDACORP, Inc. (NYSE:IDA) today reported third quarter net income of $23.6 million as compared with $26.1 million in 2004 and year-to-date earnings of $56.1 million versus $58.7 million last year.

Earnings per share fell by 12 cents for the quarter to 56 cents per share and by 21 cents for the first nine months to $1.33 per share.

"We continue to see good performance from Idaho Power at the operating level with record growth in customers resulting in increased sales at higher prices," said IDACORP President and Chief Executive Officer Jan B. Packwood.  "Our decline in earnings compared to a year ago includes the result of reversing in the third quarter Idaho Power's previously accrued 2005 tax deduction related to capitalized overhead costs.

"We are continuing to invest in our existing infrastructure and in the new power plants, lines and substations that robust growth requires, while at the same time taking steps to ensure fair and timely recovery of those costs," said Packwood.

Last week Idaho Power filed for an additional $44 million in annual revenue which, if approved by the Idaho Public Utilities Commission (IPUC), would result in an overall average increase of 7.8 percent to base rates.  Idaho Power cannot predict what level of rate adjustment the IPUC will grant.

Third Quarter and Year-To-Date Performance Summary

IDACORP's earnings per share in the third quarter reflect the combination of 50 cents per share at the regulated utility and six cents per share at the holding company and non-regulated businesses, including intraperiod tax allocations.  Year-to-date, Idaho Power has recorded earnings of $1.31 per share while the holding company and non-regulated companies registered a net contribution of two cents per share.

Idaho Power's third quarter general business revenues increased $20.5 million or 11 percent over last year's third quarter due to the combined benefits of increases in customers, usage per customer and average revenue per customer.  Idaho Power added more than 16,000 general business customers over the past 12 months, a 3.7 percent increase, while the overall average electrical use per customer increased by 2.2 percent.

Compared with third quarter 2004, the average use per customer in the irrigation class during third quarter 2005 increased by more than 6 percent.  Temperatures during the third quarter were 32.4 percent warmer than normal and 7.5 percent warmer than the same period last year.

During the third quarter, Idaho Power recorded additional income tax expense of $2 million related to the reversal of its previously accrued 2005 tax deduction related to capitalized overhead costs.  Recently released Treasury Regulations have negatively impacted Idaho Power's continued use of that tax method.  The reversal of the capitalized overhead deduction, coupled with changes in other flow-through tax adjustments, have increased IDACORP and Idaho Power's 2005 effective income tax rates over prior quarters.  For the nine months ended September 30, 2004, IDACORP and Idaho Power's income tax expense was positively impacted by the reversal of a regulatory tax liability, the capitalized overhead tax deduction, and settlement of prior tax audits.

Analysis of Earnings

The following table summarizes earnings per share (EPS) from each of the business units:

	Three Months Ended		Year-To-Date
Subsidiary	9/30/05	9/30/04	9/30/05	9/30/04

Idaho Power Company	$0.50	$0.63	$1.31	$1.34
IDACORP Energy	0.00	0.04	(0.01)	0.06
IDACORP Financial Services	0.06	0.07	0.18	0.26
Ida-West Energy	0.02	0.02	0.04	0.08
IdaTech	(0.06)	(0.04)	(0.16)	(0.11)
IDACOMM	(0.02)	(0.01)	(0.02)	(0.02)
Holding Company	0.06	(0.03)	(0.01)	(0.07)
	$0.56	$0.68	$1.33	$1.54

The following table summarizes the effect of certain items on EPS:

	Three Months Ended		Year-To-Date
Subsidiary	9/30/05	9/30/04	9/30/05	9/30/04

Idaho Power Company
Reverse tax liability reserve		0.43		0.43
General rate case settlement		(0.31)		(0.31)
Financing costs - preferred stock		(0.05)		(0.05)
Reverse capitalized overhead costs	(0.05)
Non-Regulated
IDACORP Energy settlement
of legal matters		0.05		0.08
Sale of El Cortez				0.05
Ida-West Debt Restructure				0.05

Projected Key Operating & Financial Metrics - 2005

The projected key operating and financial metrics for 2005 are:

	Previous	Current
Metric	Estimate	Estimate
Idaho Power Company Operation & Maintenance Expense
(Millions)	$244-$248	No change
Idaho Power Company Capital Expenditures (Millions)	$190-$200	$185-$195
Idaho Power Company Hydroelectric Generation (Million
MWh)	6.3	No change
Non-regulated Subsidiary Earnings Per Share	$0.00-$0.05	$(0.05)-$(0.10)
Effective Tax Rates:
Idaho Power Company	35% - 40%	38%-43%
Consolidated - IDACORP	5%	11%-16%

Non-regulated subsidiary earnings per share estimates have been revised to reflect increased estimated losses at IdaTech and lower estimated income from IDACOMM.

Idaho Power currently expects to spend from $185 million to $195 million in capital expenditures, excluding allowance for funds used during construction and other non-cash items.

Web Cast / Conference Call

The company will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast.  Details of the conference call logistics are posted on the company's Web site (http://www.idacorpinc.com).  A replay of the conference call will be available on the company's Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; IdaTech, a developer of integrated fuel cell systems; IDACOMM, a provider of telecommunication services and commercial Internet services; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utility Regulatory Policies Act of 1978.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are "forward-looking statements" within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Factors that could cause actual results to differ materially from the forward-looking statements include:  changes in governmental policies, including new interpretations of existing policies and regulatory actions and regulatory audits, including those of the Federal Energy Regulatory Commission, the Idaho Public Utilities Commission, the Oregon Public Utility Commission and the Internal Revenue Service with respect to allowed rates of return, industry and rate structure, day-to-day business operations, acquisition and disposal of assets and facilities, operation and construction of plant facilities, relicensing of hydroelectric projects, recovery of purchased power expenses, recovery of other capital investments, present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs) and other refund proceedings; changes arising from the recently enacted Energy Policy Act of 2005; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and settlements that influence business and profitability; changes in and compliance with environmental, endangered species and safety laws and policies; weather variations affecting hydroelectric generating conditions and customer energy usage; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generating facilities including inability to obtain required governmental permits and approvals, and risks related to contracting, construction and start-up; operation of power generating facilities including breakdown or failure of equipment, performance below expected levels, competition, fuel supply, including availability, transportation and prices, and transmission; impacts from the potential formation of a regional transmission organization; population growth rates and demographic patterns; market demand and prices for energy, including structural market changes; changes in operating expenses and capital expenditures and fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by factors such as credit ratings and general economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; homeland security, natural disasters, acts of war or terrorism; market conditions and technological developments that could affect the operations and prospects of IDACORP's subsidiaries or their competitors; increasing health care costs and the resulting effect on health insurance premiums paid for employees; performance of the stock market and the changing interest rate environment, which affect the amount of required contributions to pension plans, as well as the reported costs of providing pension and other postretirement benefits; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; changes in tax rates or policies, interest rates or rates of inflation; adoption of or changes in critical accounting policies or estimates; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies' Form 10-K for the year ended December 31, 2004, the Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 2005 and other reports on file with the Securities and Exchange Commission. Any forward-looking statement speaks only as of the date on which such statement is made.  New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

IDACORP, Inc.
Condensed Consolidated Statements of Income
For Periods Ended September 30, 2005 and 2004
(unaudited)
(Thousands of Dollars, except per share amounts)

	Three Months Ended		Year-To-Date
	9/30/05	9/30/04	9/30/05	9/30/04
Operating Revenues:
Electric utility:
General business	$207,237	$186,687	$504,189	$491,149
Off-system sales	34,105	34,969	105,189	99,899
Other revenues	2,890	19,532	25,429	40,653
Total electric utility revenue	244,232	241,188	634,807	631,701
Other	4,910	5,489	15,988	15,037
Total Operating Revenues	249,142	246,677	650,795	646,738

Operating Expenses:
Electric Utility:
Purchased power	81,396	79,607	162,403	162,877
Fuel expense	28,018	28,291	77,483	77,364
Power cost adjustment	(9,670)	19,620	(1,673)	30,438
Other operations & maintenance	64,292	63,243	185,108	180,515
Depreciation	25,726	25,229	75,838	75,459
Taxes other than income taxes	5,115	4,593	15,644	15,56
Impairment of assets	-	-	-	9,756
Total electric utility expenses	194,877	220,583	514,803	551,945
Other	11,053	7,161	34,038	24,259
Total Operating Expenses	205,930	227,744	548,841	576,204

Operating Income (Loss):
Electric utility	49,355	20,605	120,004	79,756
Other	(6,143)	(1,672)	(18,050)	(9,222)
Total Operating Income	43,212	18,933	101,954	70,534

Other Income	3,763	3,297	11,390	21,007

Earnings (Losses) of Unconsolidated
Equity-method Investments	872	2,225	584	2,919

Other Expenses	1,759	1,495	4,055	7,231

Interest Expense and Preferred Dividends:
Interest on long-term debt	14,317	14,061	42,683	40,628
Other interest	609	602	1,879	2,641
Preferred dividends of Idaho Power Co	-	3,116	-	4,823
Total Interest Exp and Pref Div	14,926	17,779	44,562	48,092

Income Before Income Taxes	31,162	5,181	65,311	39,137
Income Tax Expense (Benefit)	7,545	(20,886)	9,176	(19,580)
Net Income	$23,617	$26,067	$56,135	$58,717

Weighted Average Common Shares
Outstanding (000's)	42,287	38,191	42,245	38,193

Earnings per Share of Common Stock
(basic and diluted)	$0.56	$0.68	$1.33	$1.54

Dividends Paid per Share of Common Stock	$0.30	$0.30	$0.90	$0.90

IDACORP, Inc.
Condensed Consolidated Statements of Cash Flows
For Six Months Ended September 30, 2005 and 2004
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	Nine Months Ended
	9/30/2005	9/30/2004
Operating Activities
Net Income	$56,135	$58,717
Adjustments to reconcile net income to net cash provided by
operating activities:
Impairment of long-lived assets	-	9,756
Depreciation and amortization	93,069	93,298
Deferred taxes and investment tax credits	(8,030)	(25,924)
Changes in regulatory assets and liabilities	2,974	26,645
Gain on sale of non-utility assets	(1,490)	(4,557)
Gain on extinguishment of debt	-	(7,188)
Undistributed earnings of equity method investments	(12,027)	1,348
Change in:
Receivables and prepayments	(9,042)	(1,351)
Accounts payable and other accrued liabilities	(31,518)	(6,800)
Taxes accrued	19,775	2,148
Other	11,337	9,320
Net cash provided by operating activities	121,183	155,412

Investing Activities	(100,525)	(140,978)

Financing Activities
Issuance of long-term debt	64,992	105,000
Retirement of long-term debt	(76,166)	(73,419)
Retirement of IPC preferred stock	-	(52,220)
Dividends on common stock	(38,001)	(34,224)
Increase (decrease) in short-term borrowings	19,330	(12,385)
Other	(903)	(1,396)
Net cash used in financing activities	(30,748)	(68,644)

Net decrease in cash and cash equivalents	(10,090)	(54,210)

Cash and cash equivalents - beginning of period	23,403	75,159

Cash and cash equivalents - end of period	$13,313	$20,949

IDACORP, Inc.
Condensed Consolidated Balance Sheets
As of September 30, 2005 and December 31, 2004
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	9/30/05	12/31/04

Assets
Cash and cash equivalents	$13,313	$23,403
Receivables, net of allowance	77,956	57,956
Employee notes	3,090	3,523
Energy marketing assets	30,822	9,203
Other current assets	124,245	127,331
Total current assets	249,426	221,416

Investments	189,393	223,061
Property, plant and equipment-net	2,283,002	2,209,462

Energy marketing assets - long-term	28,427	16,635
Regulatory assets	416,209	433,271
Employee notes - long-term	3,130	3,746
Other assets	131,270	126,581
Total other assets	579,036	580,233

Total Assets	$3,300,857	$3,234,172

Liabilities And Shareholders' Equity
Current maturities of long-term debt	$17,851	$78,603
Notes payable	55,600	36,270
Accounts payable	53,197	79,156
Energy marketing liabilities	31,110	9,420
Other current liabilities	126,504	82,009
Total current liabilities	284,262	285,458

Deferred income taxes	540,533	555,774
Energy marketing liabilities - long-term	28,427	16,635
Regulatory liabilities	275,959	275,854
Other liabilities	126,670	112,616
Total other liabilities	971,589	960,879

Long-term debt	1,028,882	979,549
Shareholders' equity	1,016,124	1,008,286

Total Liabilities & Shareholders' Equity	$3,300,857	$3,234,172

Idaho Power Company Supplemental Operating Statistics

	Three Months Ended		Year-To-Date
	9/30/05	9/30/04	9/30/05	9/30/04
Energy Use - MWh

Residential	1,141,236	1,066,321	3,424,215	3,324,805
Commercial	964,801	931,938	2,718,994	2,654,947
Industrial	879,766	860,066	2,547,816	2,475,548
Irrigation	1,012,470	917,194	1,385,517	1,681,954
Total General Business	3,998,273	3,775,519	10,076,542	10,137,254
Off-System Sales	586,776	790,570	2,269,049	2,439,326
Total	4,585,049	4,566,089	12,345,591	12,576,580

Revenue ($000's)

Residential	$76,131	$67,869	$215,506	$199,878
Commercial	48,115	45,293	129,547	124,128
Industrial	31,780	29,212	86,893	84,275
Irrigation	51,211	44,313	72,243	82,868
Total General Business	207,237	186,687	504,189	491,149
Off-System Sales	34,105	34,969	105,189	99,899
Total	$241,342	$221,656	$609,378	$591,048

Customers - Period End

Residential	376,784	362,929
Commercial	57,501	55,967
Industrial	131	126
Irrigation	18,015	17,354
Total	452,431	436,376